Lincoln Financial Group {logo}

June 9, 2006

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File Number: 001-6028

Dear Mr. Rosenberg:

This letter is in response to your oral comment we received on June 2, 2006. The oral comment related to our May 9, 2006 correspondence to your letter of April 26, 2006 concerning Lincoln National Corporation’s (“LNC” or “the Company”) Form 10-K for the year ended December 31, 2005. Our reply in this letter refers to the specific comment.

The following is your comment and our response:

Comment:  We note your response to our previous comment.  In accordance with FAS 95, non-cash transactions should be excluded from the Statement of Cash Flows.  Therefore, since cash does not actually change hands until settlement at the end of the contract, please provide us a revised Statement of Cash Flow that excludes the increase in Funds Withheld liability from the financing activities section.

Response: We believe our prior classification of changes in funds withheld liability was appropriate given the interpretation of a reinsurance agreement with funds withheld under Derivative Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments (“DIG B36”). There is cash flow between the policyholder and LNC related to the underlying insurance contract. That cash flow is included in operating cash flows. Under a reinsurance arrangement a portion of this risk passes to the reinsurer. Under the bifurcation of a reinsurance transaction with funds withheld required under DIG B36 there are two separate transactions, a transaction involving the transfer of insurance risk from LNC to the reinsurer and a hypothetical loan transaction. The cash flow from the underlying contracts flow through the reinsurance arrangements as two separate components under the guidance of DIG B36:

1)	The hypothetical payment to/from the reinsurer for the transfer of the underlying insurance risk which we have determined to be an operating cash flow.
2)	The hypothetical loan under DIG B36 results in cash coming from the reinsurer to LNC similar to a financing activity.

In accordance with your oral comment we are enclosing a revised Consolidated Statement of Cash Flows containing the years 2005, 2004 and 2003. The revision reclassifies the line captioned “Increase in funds withheld liability” from the Financing Activities section to the Operating Activities section. Although we believe that our presentation is correct as stated above, we understand the presentation put forth by the SEC Staff and concur that it is also an appropriate presentation. We do not believe that this revision materially changes the Statement of Cash Flows nor does it significantly change the trend of cash flows previously presented. Therefore, we request that any change in the classification of changes in funds withheld liability be implemented in future periodic reports beginning with the Form 10-Q for the quarter ending June 30, 2006.

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If you have any questions regarding our response, please contact me directly at (215) 448-1430.

Sincerely,

/s/ Douglas N. Miller
Vice President & Chief Accounting Officer

Cc: Fredrick Crawford, Senior Vice President & Chief Financial Officer

Attachment

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2004	2003
	(000s omitted)
Cash Flows from Operating Activities:
Net income	$831,055	$707,009	$511,936
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred acquisition costs	(442,101)	(354,066)	(335,651)
Premiums and fees receivable	(14,450)	96,510	(139,173)
Accrued investment income	(1,279)	(2,417)	14,000
Policy liabilities and accruals	(244,689)	(470,845)	16,054
Net trading securities purchases, sales and maturities	(107,284)	(64,401)	(467,098)
Gain (loss) on reinsurance embedded derivative/trading securities	(4,653)	970	(4,118)
Cumulative effect of accounting change	-	37,695	392,541
Contractholder funds	808,869	778,502	1,120,520
Pension plan contribution	(94,900)	(42,200)	(67,205)
Amounts recoverable from reinsurers	141,202	300,820	(527,082)
Increase in funds withheld liability	116,841	77,187	55,879
Federal income taxes	137,350	134,934	222,617
Stock-based compensation expense	51,623	55,635	59,313
Depreciation	78,219	61,116	65,627
Amortization of other intangible assets	75,049	130,040	88,153
Realized loss on investments and derivative instruments	22,115	57,248	19,191
Gain on sale of subsidiaries/business	(14,231)	(135,015)	-
Amortization of deferred gain	(77,010)	(88,282)	(75,842)
Other	(172,831)	(172,904)	38,103
Net Adjustments	257,840	400,527	475,829
Net Cash Provided by Operating Activities	1,088,895	1,107,536	987,765
Cash Flows from Investing Activities:
Securities-available-for-sale:
Purchases	(5,869,068)	(9,323,526)	(13,791,838)
Sales	4,027,139	5,253,386	8,425,329
Maturities	2,368,255	2,468,286	3,071,282
Purchase of other investments	(1,008,720)	(1,937,871)	(1,523,384)
Sale or maturity of other investments	1,153,481	2,188,422	1,768,833
Proceeds from disposition of business	14,231	173,560	-
Other	23,231	23,515	(5,131)
Net Cash Provided By (Used in) Investing Activities	708,549	(1,154,228)	(2,054,909)
Cash Flows from Financing Activities:
Long-term debt
Redemption of debentures	(240,936)	(126,621)	-
Issuance	-	243,767	-
Junior subordinated debentures issued to affiliated trusts
Retirement / call	-	-	(204,987)
Issuance	-	-	145,275
Net decrease in short-term debt	98,400	(22,476)	(109,069)
Universal life and investment contract deposits	5,156,407	4,928,315	4,935,740
Universal life and investment contract withdrawals	(4,455,699)	(3,353,031)	(2,746,914)
Investment contract transfers	(1,482,777)	(1,336,438)	(816,826)
Increase in cash collateral on loaned securities	45,009	181,013	112,236
Common stock issued for benefit plans	90,824	82,033	12,699
Retirement of common stock	(103,591)	(350,229)	-
Dividends paid to shareholders	(255,085)	(249,151)	(240,348)
Net Cash Provided by (Used in) Financing Activities	(1,147,448)	(2,818)	1,087,806
Net Increase (Decrease) in Cash and Invested Cash	649,996	(49,510)	20,662
Cash and Invested Cash at Beginning-of-Year	1,661,686	1,711,196	1,690,534
Cash and Invested Cash at End-of-Year	$2,311,682	$1,661,686	$1,711,196